Contact

www.linkedin.com/in/gasperc
(LinkedIn)
www.imdb.com/name/nm4325876/
(Other)

Top Skills

Video Compression
Digital Photography
Avid Media Composer

Gasper Chiaramonte

• CEO of Novella-ai • Editor • Producer • Dad •
Los Angeles, California, United States

Experience

Novella AI
Chief Executive Officer
January 2023 - Present (1 year 3 months)
California, United States

https://www.novella-ai.com/

ABC Studios
Video Editor
October 2022 - Present (1 year 6 months)

American Idol Season 6

Netflix
Video Editor
November 2021 - October 2022 (1 year)
United States

Various projects

Fox Entertainment
Video Editor
July 2021 - November 2021 (5 months)
United States

Masked Singer Season 6

NBCUniversal
4 months

Video Editor
June 2021 - June 2021 (1 month)
United States

Game Show Pilot

Video Editor
March 2021 - May 2021 (3 months)
United States

College Bowl

Fox Broadcasting Company
Video Editor
February 2021 - March 2021 (2 months)

The Masked Singer Season 5

Fox Broadcasting Company
Video Editor
August 2020 - November 2020 (4 months)

Masked Singer Season 4

NBCUniversal Media, LLC
Video Editor
April 2020 - July 2020 (4 months)
Titan Games Season 2

Fox Broadcasting Company
Video Editor
January 2020 - April 2020 (4 months)
Masked Singer Season 3

ABC Studios
Editor
November 2019 - December 2019 (2 months)
American Idol Season 3

Fox Broadcasting Company
Editor
August 2019 - November 2019 (4 months)
The Masked Singer Season 2

NBCUniversal Media, LLC
Editor
May 2019 - August 2019 (4 months)

Bring The Funny

ABC Studios
Editor
March 2019 - April 2019 (2 months)

American Idol Season 2

Amazon Studios
Editor
July 2018 - October 2018 (4 months)

The Giant Beast That Is The Global Economy

Fox Broadcasting Company
Editor
May 2018 - June 2018 (2 months)

The Four Season 2

ABC Studios
Editor
March 2018 - May 2018 (3 months)

American Idol

Showtime Networks Inc.
Editor
September 2017 - April 2018 (8 months)
Just Another Immagrant

A&E Television
Editor
August 2017 - September 2017 (2 months)

Leah Remini Scientology and the Aftermath: Season 2

Fox Broadcasting Company
Editor
June 2017 - August 2017 (3 months)

The F Word with Gordon Ramsey

A&E Television
Editor
April 2017 - May 2017 (2 months)

Leah Remini Scientology and the Aftermath: Merchants of Fear

Netflix
Editor for Chelsea Handlers Netflix Talk Show
April 2016 - March 2017 (1 year)
Sony Pictures Studio

Chelsea Handlers Netflix Talk Show

all3media
Editor
October 2014 - March 2016 (1 year 6 months)

• The Peoples Couch Seasons 2-4

Fox (Film, TV & Sports)
Editor
December 2014 - September 2015 (10 months)

• World's Funniest Fails

CBS Corporation
Video Producer
May 2015 - May 2015 (1 month)
CBS Television City

•Late Late Show with James Cordon

Lost Planet
Assistant Editor
September 2014 - September 2014 (1 month)

• Adidas Commercial

E!
Editor
January 2014 - September 2014 (9 months)
Universal Studios

• Chelsea Lately, E!

Lighthearted Entertainment
Assistant Editor
January 2014 - January 2014 (1 month)

• Are You The One, MTV

Overbrook Entertainment
Assitant Editor
October 2013 - December 2013 (3 months)
Sony Pictures Studio, Culver City

• The Queen Latifah Show

LMNO Productions
Lead Assistant Editor
April 2012 - October 2013 (1 year 7 months)

- The Little Couple, TLC
- Unusual Suspects, DISCOVERY
- Golden Sisters, OWN
- I Get That a Lot, CBS
- Lifeguard! - SoCal, TWC
- Cheating Vegas, DISCOVERY
- Lost and Found, OWN
- Worlds Deadliest, NATGEO
- Bipolar Mysteries, TLC
- Deadly Wives, BIO

Beinstock Young Media
Lead Assistant Editor
October 2011 - April 2012 (7 months)

- The Audience, CBS
- Fast Money Club, VH1
- Animal Intervention, NAT GEO

Snackaholic
Assistant Editor
November 2011 - March 2012 (5 months)

- It Gets Better, MTV
- Lace Up Pilot, MTV
- Raising an Olympian, P&G

Pie Town Productions
Assistant Editor
June 2011 - October 2011 (5 months)

- The Ambush Cook, OWN
- Joan and Melissa Season 2, WE

Mess Media
Assistant Editor
May 2011 - July 2011 (3 months)

- Destroy Build Destroy Season 3, CARTOON

Three Foot Giant
Lead Assistant Editor
January 2011 - May 2011 (5 months)

- Drew Carey's Improv-a-ganza, GSN

Zoo Productions
Assistant Editor
September 2010 - December 2010 (4 months)

• Joan and Melissa Season 1, WE TV

BBC Worldwide
Assistant Editor
July 2010 - August 2010 (2 months)

• Top Gear, THE HISTORY CHANNEL

Dick Clark Productions
Assistant Editor
July 2010 - July 2010 (1 month)

• Shaq VS Season 2, ABC

Mess Media
Assistant Editor
May 2010 - July 2010 (3 months)

• Destroy Build Destroy Season 2, CARTOON

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Education

Full Sail University
Associates, Film and Television · (2005 - 2006)